UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                          Bay View Capital Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    07262L101
                                 (CUSIP Number)

                                 JAMES J. CRAMER
                                 100 Wall Street
                               New York, NY 10005
                            Tel. No.: (212) 742-4480
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  June 15, 1998
                     (Date of Event which Requires Filing of
                                 this Statement)


               If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                                                              PAGE 1 OF 10 PAGES

                                  SCHEDULE 13D


                                                              PAGE 2 OF 10 PAGES


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             J.J. Cramer & Co.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A)  [ ]
                                                                        (B)  [X]


3     SEC USE ONLY


4     SOURCE OF FUNDS

             N/A

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                             7      SOLE VOTING POWER

      NUMBER OF                            1,654,100
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH
                             8      SHARED VOTING POWER

                                           -0-

                             9      SOLE DISPOSITIVE POWER

                                           1,654,100

                             10     SHARED DISPOSITIVE POWER

                                           -0-
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,654,100

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             8.2%

14    TYPE OF REPORTING PERSON

             CO

                                  SCHEDULE 13D


                                                              PAGE 3 OF 10 PAGES


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             James J. Cramer

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A)  [ ]
                                                                        (B)  [X]


3     SEC USE ONLY


4     SOURCE OF FUNDS

             N/A

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

                             7      SOLE VOTING POWER

      NUMBER OF                            -0-
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH
                             8      SHARED VOTING POWER

                                           1,654,100

                             9      SOLE DISPOSITIVE POWER

                                           -0-

                             10     SHARED DISPOSITIVE POWER

                                           1,654,100
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,654,100

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             8.2%

14    TYPE OF REPORTING PERSON

             IN

                                  SCHEDULE 13D


                                                              PAGE 4 OF 10 PAGES


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Karen L. Cramer

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A)  [ ]
                                                                        (B)  [X]


3     SEC USE ONLY


4     SOURCE OF FUNDS

             N/A

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

                             7      SOLE VOTING POWER

      NUMBER OF                            -0-
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH
                             8      SHARED VOTING POWER

                                           1,654,100

                             9      SOLE DISPOSITIVE POWER

                                           -0-

                             10     SHARED DISPOSITIVE POWER

                                           1,654,100
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,654,100

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             8.2%

14    TYPE OF REPORTING PERSON

             IN

                                  SCHEDULE 13D




                                                              PAGE 5 OF 10 PAGES


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Cramer Partners, L.P.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A)  [ ]
                                                                        (B)  [X]


3     SEC USE ONLY


4     SOURCE OF FUNDS

             PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

                             7      SOLE VOTING POWER

      NUMBER OF                            1,654,100
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH
                             8      SHARED VOTING POWER

                                           -0-

                             9      SOLE DISPOSITIVE POWER

                                           1,654,100

                             10     SHARED DISPOSITIVE POWER

                                           -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,654,100

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             8.2%

14    TYPE OF REPORTING PERSON

             PN

                                  SCHEDULE 13D


                                                              PAGE 6 OF 10 PAGES


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Cramer Capital Corporation

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A)  [ ]
                                                                        (B)  [X]


3     SEC USE ONLY


4     SOURCE OF FUNDS

             N/A

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           [ ]


6     CITIZENSHIP OR PLACE OF ORGANIZATION

             United States

                             7      SOLE VOTING POWER

      NUMBER OF                            1,654,100
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH
                             8      SHARED VOTING POWER

                                           -0-

                             9      SOLE DISPOSITIVE POWER

                                           1,654,100

                             10     SHARED DISPOSITIVE POWER

                                           -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,654,100

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             8.2%

14    TYPE OF REPORTING PERSON

             CO

CUSIP NO.   07262L101
         -------------------------


ITEM 1.  SECURITY AND ISSUER.

         The undersigned hereby amends the statement on Schedule 13D, dated May 13, 1998, relating to the Common Stock (the "Common Stock"), par value $.01 per share of Bay View Capital Corporation, a Delaware corporation (the "Company"), whose principal executive office is located at 1840 Gateway Drive, San Mateo, California 94404. The 1,654,100 shares of Common Stock to which this statement relates are referred to herein as the "Shares."

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Shares were purchased with the personal funds of the Partnership in the amount of $53,010,289.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) This statement on Schedule 13D relates to the Shares beneficially owned by the Reporting Persons, which constitute approximately 8.2% of the issued and outstanding shares of the Company.

(b) The Partnership, Cramer Capital Corporation and the Manager have sole voting and dispositive power with respect to the Shares. James Cramer and Karen Cramer have shared voting and dispositive power with respect to the Shares.

(c) Within the past sixty days, the Reporting Persons purchased or otherwise acquired Shares on the dates, in the amounts and at the prices set forth on Exhibit B attached hereto and incorporated by reference


                                                              PAGE 7 OF 10 PAGES
         herein. Except where as noted, all of such purchases were made on the open market.

(d)      Not applicable.

(e)      Not applicable.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         Exhibit B   Transactions in Common Stock Within Past
                     60 Days


                                                              PAGE 8 OF 10 PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 23, 1998


                                  J.J. CRAMER & CO.

                                  By:  /s/ James J. Cramer
                                       ---------------------------------
                                       Name:  James J. Cramer
                                       Title: President


                                       /s/ James J. Cramer
                                       ---------------------------------
                                       James J. Cramer


                                       /s/ Karen L. Cramer
                                       ---------------------------------
                                       Karen L. Cramer


                                  CRAMER PARTNERS, L.P.

                                  By:  CRAMER CAPITAL CORPORATION
                                       its general partner


                                  By:  /s/ James J. Cramer
                                       ---------------------------------
                                       Name:  James J. Cramer
                                       Title: President


                                  CRAMER CAPITAL CORPORATION

                                  By:  /s/ James J. Cramer
                                       ---------------------------------
                                       Name:  James J. Cramer
                                       Title: President


                                                              PAGE 9 OF 10 PAGES

                                    EXHIBIT B

                   Transactions in Common Stock of The Company



                     No. of Shares
Trade Dates          Purchased/Sold             Cost Per Share            Type
-----------          --------------             --------------            ----
5/26/98                  10,000                     31.313                  P
5/29/98                  15,000                     32.125                  P
 6/1/98                  10,000                     31.875                  P
 6/2/98                  15,000                     31.792                  P
6/10/98                  45,000                     30.535                  P
6/11/98                   7,000                     31.000                  P
6/15/98                  10,000                     29.438                  P
6/16/98                  25,000                     30.625                  P
6/17/98                  30,000                     31.042                  P
6/18/98                   6,000                     30.996                  P
6/22/98                  15,000                     30.958                  P
6/22/98                     300                     30.665                  P
6/23/98                   6,700                     30.750                  P
6/29/98                  10,000                     31.094                  P
6/30/98                  25,000                     30.813                  P
 7/1/98                   5,000                     31.750                  P
7/15/98                  15,000                     29.575                  P
7/16/98                  35,000                     30.379                  P
7/16/98                  45,000                     29.958                  P
7/16/98                  30,000                     29.625                  P
7/16/98                  13,000                     30.000                  P
7/16/98                   2,500                     30.000                  P
7/16/98                   6,100                     29.918                  P
7/17/98                  52,500                     30.746                  P
7/20/98                  30,000                     31.500                  P
7/20/98                  25,000                     31.224                  P


                                                             PAGE 10 OF 10 PAGES